

July 12, 2012

Via E-mail
Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

> Re: **Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated June 18, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims, page 11

1.   You disclose that your databases "may be" subject to unauthorized access and if you experience a security breach, the integrity of your databases "could be" affected. You disclose on pages 27 and F-33 that you have experienced a cyber incident where a subset of Epsilon clients' customer data was exposed by an unauthorized entry into Epsilon's email system. In order to provide the proper context in your risk factor disclosure, please confirm that beginning with your next Form 10-Q, you will expand your risk factor to clearly state that you have experienced a cyber breach.

Edward J. Heffernan
Alliance Data Systems Corporation
July 12, 2012
Page 2

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have
questions regarding comments on the financial statements and related matters. If you have any
other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If
you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief